Exhibit 99.1

March 17, 2022

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Textainer Group Holdings Limited and subsidiaries (the Company) and, under the date of March 17, 2022, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2021 and 2020 and the effectiveness of internal control over financial reporting as of December 31, 2021. On March 17, 2022, we were replaced. We have read the Company’s statements included under Item 16F of this Form 20-F dated March 17, 2022, and we agree with such statements except that we are not in a position to agree or disagree with the Company’s statement that:

During the years ended December 31, 2021 and 2020 and the subsequent interim period through March 17, 2022, neither the Company nor anyone on the Company’s behalf has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement  pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

/s/ KPMG LLP

San Francisco, California

March 17, 2022

Exhibit 99.1

Attachment:

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We conducted a comprehensive, competitive process to determine our independent registered public accounting firm for the year ending December 31, 2022. Pursuant the results of this process, on February 17, 2022, our Board of Directors approved the decision to change auditors and replace KPMG upon completion of its remaining engagement responsibilities. This change became effective upon issuance by KPMG of its reports on our consolidated financial statements as of and for the year ended December 31, 2021 and the effectiveness of internal control over financial reporting as of December 31, 2021 included in the filing of this annual report on Form 20-F. The Board of Directors also approved the engagement of Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm for the year ending December 31, 2022 which will occur after the replacement of KPMG is effective.

KPMG’s audit reports on our consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except as follows:

KPMG’s report on the consolidated financial statements of Textainer Group Holdings Limited and subsidiaries for the year ended December 31, 2020, contained a separate paragraph stating, “As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842)”.

During the years ended December 31, 2021 and 2020 and the subsequent interim period through March 17, 2022, there were (i) no disagreements between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in their reports, and (ii) no reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

During the years ended December 31, 2021 and 2020 and the subsequent interim period through March 17, 2022, neither we nor anyone on our behalf has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement  pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company provided KPMG with a copy of this disclosure and requested that KPMG furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of KPMG’s letter, dated March 17, 2022, is furnished as Exhibit 99.1 to this Form 20F dated March 17, 2022.